As filed with the Securities and Exchange Commission on September 3, 2024

Securities Act File No. 333-279977

Investment Company Act File No. 811-22535

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
Registration Statement
Under
the Investment Company Act of 1940	☒
Amendment No. 7	☒

Ares Dynamic Credit Allocation Fund, Inc.

(Exact Name of Registrant as Specified In Charter)

1800 Avenue of the Stars, Suite 1400

Los Angeles, California 90067

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (310) 201-4100

Ian Fitzgerald

Ares Dynamic Credit Allocation Fund, Inc.

1800 Avenue of the Stars, Suite 1400

Los Angeles, California 90067

(Name and Address of Agent For Service)

Copies of information to:

Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-279977.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-279977 and 811-22535) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)	Financial Statements

	Part A:		Financial Highlights

	Part B:		Audited financial statements for the fiscal year ended December 31, 2023 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference.

(2)	Exhibits

	(a)	(1)	Articles of Amendment and Restatement are incorporated by reference to Exhibit (a) to the Registration Statement of the Registrant on Form N-2 (File Nos. 333-172987 and 811-22535) filed on October 2, 2012.

	(a)	(2)	Articles Supplementary are incorporated by reference to Exhibit (a)(2) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(b)		Amended and Restated Bylaws are incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K (File No. 811-22535) filed on September 27, 2018.

	(c)		Not Applicable.

	(d)		Portions of the Articles of Amendment and Restatement and Amended and Restated Bylaws of the Registrant defining the rights of holders of shares of common stock of the Registrant (reference is made to Articles V, VI and VIII of the Registrant’s Articles of Amendment and Restatement, see Exhibit (a) to this Registration Statement, and to Articles II, VII, IX and XI of the Registrant’s Amended and Restated Bylaws, see Exhibit (b) to this Registration Statement).

	(e)		Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(f)		Not Applicable

	(g)		Investment Advisory and Management Agreement between the Registrant and Ares Capital Management II LLC is incorporated by reference to Exhibit (g) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(h)	(1)	Distribution Agreement is filed herewith.

	(h)	(2)	Sub-Placement Agent Agreement is filed herewith.

	(i)		Not Applicable.

	(j)		Master Custodian Agreement between the Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit (j) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(k)	(1)	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit (k)(1) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(k)	(2)	Administration Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit (k)(2) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

	(k)	(3)	Trademark License Agreement is incorporated by reference to Exhibit (k)(3) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(k)	(4)	Indemnification Agreement between the Registrant and the Directors and Officers of the Registrant is incorporated by reference to Exhibit (k)(4) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(k)	(5)	Investor Support Services Agreement between the Registrant and Destra Capital Investments LLC is incorporated by reference to Exhibit (k)(5) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(k)	(6)	Amendment to Investor Support Services Agreement between the Registrant and Destra Capital Investments LLC is incorporated by reference to Exhibit (k)(6) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(k)	(7)	Expense Limitation Agreement between the Registrant and Ares Capital Management II LLC is incorporated by reference to Exhibit (13)(f) of the Registration Statement of the Registrant on Form N-14 (File No. 333-203285) filed on June 11, 2015.

(k)	(8)	Amended and Restated Credit Agreement between the Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit (k)(8) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(l)		Opinion and Consent of Venable LLP with Respect to the Legality of the common shares is incorporated by reference to Exhibit (l) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(m)		Not Applicable.

(n)		Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (n) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(o)		Not Applicable.

(p)		Not Applicable.

(q)		Not Applicable.

(r)		Codes of Ethics are incorporated by reference to Exhibit (a)(1) of the Registrant’s Annual Report on Form N-CSR (File No. 811-22535) filed on March 6, 2024.

(s)	(1)	Calculation of Filing Fee Tables is incorporated by reference to Exhibit (s) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

(s)	(2)	Calculation of Filing Fee Tables (Final Prospectus Dated September 3, 2024) is filed herewith.

(t)		Power of Attorney is incorporated by reference to Exhibit (t) of the Registration Statement of the Registration on Form N-2 (File No.333-279977) filed on August 14, 2024.

Item 26. Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fee	$73,800
NYSE listing fee	$55,000
Accounting fees and expenses	$22,000
Legal fees and expenses	$175,000
Printing expenses	$50,000
Promotion expenses	$300,000
Miscellaneous	$10,000
FINRA Fee	$75,500
Total	$761,300	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three-year shelf offering period.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

None.

Item 29. Number Of Holders Of Shares

As of August 6, 2024:

Title Of Class	Number Of Record Holders
Common shares, par value $0.001 per share	10

Item 30. Indemnification

Maryland law permits a Maryland corporation to include a provision in its charter limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant's charter contains a provision that eliminates its directors' and officers' liability to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended, together with the rules and regulations promulgated thereunder (the “Investment Company Act”).

The Registrant's charter authorizes it to obligate itself, and its bylaws require it, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made or threatened to be made a party to the proceeding by reason of his or her service in any of the foregoing capacities. The Registrant's charter and bylaws also permit it, with the approval of the Registrant’s board of directors, to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described in (a) or (b) above and any employee or agent of the Registrant or any predecessor of the Registrant. In accordance with the Investment Company Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Adviser

The description of the Adviser under the caption “Management of the Fund” in the prospectus, which forms part of this registration statement, is incorporated by reference herein. Information as to the directors and officers of the Adviser together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, will be included in its application for registration as an investment adviser on Form ADV (File No. 801-72399) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference. The Adviser's principal business address is 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

Item 32. Location Of Accounts And Records

Omitted pursuant to the instruction to Item 32 of Form N-2.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1) Not applicable.

(2) Not applicable.

(3)           The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Registrant undertakes:

(a)            to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)            to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)            to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)            to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)            that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)            to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)            that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)            if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)            Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)            if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)            that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)            If applicable:

(a)            For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)            For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)            The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 3rd day of September, 2024.

ARES DYNAMIC CREDIT ALLOCATION FUND, INC.

By:	/s/ Seth J. Brufsky
Seth J. Brufsky
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Seth J. Brufsky	Director, President and Chief Executive Officer (Principal Executive Officer)	September 3, 2024
(Seth J. Brufsky)

/s/ Scott C. Lem	Chief Financial Officer (Principal Financial and Accounting Officer)	September 3, 2024
(Scott C. Lem)

David A. Sachs*	Director
(David A. Sachs)

Elaine Orr*	Director
(Elaine Orr)

John J. Shaw*	Director
(John J. Shaw)

Bruce H. Spector*	Director
(Bruce H. Spector)

*By: /s/ Scott C. Lem		September 3, 2024
(Scott C. Lem, Attorney-In-Fact)

EXHIBIT INDEX

(h)(1)	Distribution Agreement

(h)(2)	Sub-Placement Agent Agreement

(s)(2)	Calculation of Filing Fee Tables (Final Prospectus Dated September 3, 2024)